AR/S

P.E. 12-31-01

Delivering Promise

through people, products and partnerships

antares
pharma

"I have tremendous confidence in the future of Antares Pharma. I've been impressed by work done over the last year to rationalize and merge two very different organizations into one unified whole. The company's efforts to clarify duties and refocus on key objectives are beginning to bear fruit, as we've seen with the recent success in new corporate partnering activities."

Jacques F. Rejeange
Member of the Board

Throughout this report, we discuss some of our expectations regarding the Company's future performance. All of these forward-looking statements are based on our current views and assumptions. Actual results could differ materially from these current expectations and from historical performance. Please refer to our latest Form 10-K, which contains a discussion of the factors that could affect our expectations.

MAKING PROGRESS TOWARD OUR VISION



Antares Pharma has made significant strides toward our vision of becoming the leader in drug delivery across the skin. We are aggressively advancing in a market that is large, global and experiencing strong growth. When I look back on our progress in 2001, I'm amazed at what we've achieved. Our people, products and partnerships continue to strengthen our competitive position as we move forward in meeting our long-range goals.

People
We welcomed Dr. Roger G. Harrison as president and CEO. Under his leadership, the company has set a clear business strategy and specific goals that have served to motivate and unify our talented workforce.

Products
Industry developments paint a bright picture for the future of Antares Pharma. We hold a strong technology position as we advance needle-free, mini-needle and transdermal gel platforms that address the market's most pressing needs: for new delivery systems better suited to the chemistry of emerging drugs; for safer answers for the use and disposal of needles; and for solutions to increase patient comfort and convenience.

Partnerships
We've made excellent progress in connecting with potential pharmaceutical partners around the world. Our strategy of combining superior technology with strong partnerships still proves to be a powerful and effective business model for us.

Revenues for 2001 increased 37 percent from pro forma Antares Pharma revenues in 2000. While our stock price held steady through last year's volatile economy, we know we must focus on delivering more significant gains to shareholders over the coming year. It's clear we will need to establish more new business partnerships to fulfill that promise. We're confident we have the right team in place to accomplish the task, and we look forward to a strong and successful 2002.

Dr. Jacques Gonella
Chairman of the Board



IN THE RIGHT PLACE, AT THE RIGHT TIME

It has been just over one year since Antares Pharma was formed. It's been a year marked with excitement, challenge and progress—a year focused on building a strong foundation on which to grow our young company.

Having established that foundation, we're now ready to aggressively move forward in a market ripe with opportunity. The industry has evolved in ways that make the need for alternative drug delivery systems more important than ever. The state of our current technology puts Antares Pharma in a unique position to offer the solutions pharmaceutical companies, healthcare providers and patients are looking for. We're in the right place at the right time. And we intend to leverage that position to advance our vision of being a leader in drug delivery across the skin.

This vision continues to define our focus. It's what led us to integrate our two operational sites in 2001. And it's why we've chosen to concentrate our future product development activities on three major platforms: our transdermal gels, needle-free devices and mini-needle devices.

One of the advantages of having a clear focus is that it allows us to pinpoint what we're not going to do, as well. As we concentrate on our core platforms, we're exploring opportunities to divest our Easy-Tec™ oral melt-in-mouth technology. We've also decided to reduce our emphasis on transdermal patches—largely because of the greater opportunities we see for transdermal gels, which offer distinct advantages over patch technology.

As we enter our second year, we recognize the importance of further developing our credo: "Delivering Promise — through people, products and partnerships." Our management team has taken a number of specific actions that exemplify these are more than idle words. We've established a performance management system that encourages every employee to set the bar higher each day and continually strive for improvement. We've carefully reviewed our technology platforms and continue to stress the commitment to quality and innovation we all must share. And we've focused on how to build strong and lasting partnerships—recognizing that each project entered into with a partner may not produce the outcome that each member of the group desires. There are, after all, many issues that affect technical and product success. We measure our success in terms of our ability to form long-term relationships with partners who want to work with us again.



"I have been a Medi-Jector® user for 15 years, and it just keeps getting better. I just love the new VISION®—it is so simple and easy to use. I'm a firm believer in this system and recommend it to others all the time. I had to go back to needles when I was without my device for a few days, and I had to increase my insulin dose to maintain control. Once I was back on the injector, I was able to decrease my dose again."

D.S. (4/25/01)

On the partnering side, we know that we need to partner primarily with global pharmaceutical companies. To truly deliver value to our shareholders, we believe we must marry our delivery platforms with the products of these large companies. To that end, we have defined target companies, identified potential products in their portfolios and made the appropriate introductions.

However, the discussions and decision-making processes involved in coming to a development agreement with a new partner are often very complex. They take time. Although we'd prefer that the process moved faster, we're pleased that we're finally beginning to see positive results from relationships we've worked hard to cultivate. For example, in February we announced an evaluation and option agreement with Eli Lilly and Company to use our re-usable devices for several products in its portfolio. We're optimistic that the evaluation stage will bring about a positive outcome.

We're also building strategic partnerships in our transdermal gel business and developing key links with groups that can support filling of drug primary containers. Plus, we're developing relationships with device manufacturers to support us, if necessary, in meeting large-volume demands that surpass our own manufacturing capabilities.

We continue to deliver on our promise of creating superior products through capable people. Our staff has risen to the challenge—forming a truly new, integrated and unified company. Plus, we opened new corporate headquarters in Exton, Pennsylvania, last year, which strategically locates us next to many of the major U.S. pharmaceutical companies. It's also an ideal location for delivering our exciting message to the East Coast financial community. Exton adds to our key operational centers in Minneapolis, Minnesota, and Allschwil, Switzerland. I've spent considerable time at each site over the past year, working together with our management team to share our vision, goals and progress with employees, potential partners and the financial community.

Looking ahead, we're confident we truly face unprecedented opportunity for success. The technology to accommodate growing demand for convenient, cost-effective, user-friendly drug delivery systems is finally coming of age at Antares Pharma. We are decidedly on our way to achieving our vision and welcome your participation as we embark on a promising 2002.

Roger G. Harrison, Ph.D.
President and CEO

"I joined the Antares Pharma board because of the inspiring vision shared by Jacques Gonella and Roger Harrison — a vision driven by their vast experience in the world of drug delivery technology. The company has a strong technology base with established products in the marketplace. We are clearly poised to become a leader in developing innovative technologies for delivering drugs across the skin — and I'm pleased to be a part of this endeavor."

John S. Gogol
Member of the Board

In our first year as a combined company, Antares Pharma devoted considerable effort to the rapid integration of our merged operations. Our CEO, Dr. Roger G. Harrison, brought the vision and leadership needed to instill a united sense of direction among our diverse, transatlantic workforce.

As we've aligned ourselves behind our vision of leadership in drug delivery across the skin, we have enthusiastically embraced opportunities to integrate our people, operations and technologies along the goals and objectives of our new business. Many U.S. and European staff have met with one another to build bridges of cooperation and speed efforts to harmonize crucial procedures. We've given high priority to integrating our Quality Assurance, Information Technology, Business Development and Financial Controlling programs.

We've also established a new performance management process to ensure that Antares Pharma employees worldwide know their key objectives, how they relate to our overall goals and the important role they play in our company's success. Certainly, Antares Pharma would not have grown as it has, nor be so well poised for further growth, were it not for the hard work of our talented people.



We've aligned ourselves behind a common vision

Corporate Headquarters
Exton, Pennsylvania

In November 2001, Antares Pharma opened a new corporate headquarters in Exton, Pennsylvania, a suburb of Philadelphia known for its high-technology and biotechnology commercial corridor. Establishing a corporate office in Exton provides closer proximity to many of the major U.S. pharmaceutical and biotechnology companies, the East Coast investment community, as well as our European operations and customers. The Exton office is home to our Chief Executive Officer, Chief Financial Officer, Senior Director of Business Development and administrative staff.

Devices Group
Minneapolis, Minnesota

Research, product development, manufacturing and marketing of our needle-free and mini-needle devices take place predominantly at our Minneapolis, Minnesota facility. Also located in Minneapolis are the Regulatory Affairs and Quality Assurance groups responsible for overseeing registration and compliance of our devices in the U.S. and abroad. Our Minneapolis-based Sales and Marketing group manages key partner pharmaceutical accounts and supports existing and potential customers with product information and technical service. The Administrative group manages the logistical and financial support of the device business.

Formulations Group
Allschwil, Switzerland

Our European operation focuses primarily on formulation technology to provide innovative transdermal gel systems. We expanded our staff in key technical and administrative areas in 2001, including Pharmaceutical Development, Analytical Development, Quality Control, Human Resources, Technical Services, Quality Assurance and Finance. We also enhanced our facility and equipment to meet the critical assessment of potential partners as well as regulatory authorities. In 2001 the local Health Authorities audited the Swiss facilities and granted our Allschwil facility a renewed and extended GMP-Certificate.





Superior technology gives us a unique edge in meeting today's most pressing drug delivery needs

Several major issues are emerging that make the need for alternative drug delivery solutions more important than ever.

First, the biotechnology revolution has increased our understanding of disease at the molecular level, leading to several important new drugs. However, many of these drugs are large and complex molecules (for example, proteins) that are not amenable to patient-delivery other than by injection. As pharmaceutical companies bring these new products to market, they're realizing they need new delivery methods to ensure patients receive the full benefit of these drugs.

Second, efforts to control needle-stick injuries and sharps disposal have led to tighter regulations, particularly at the institutional level. Because of increased concerns over these hazards, medical professionals and patients are demanding safer, more convenient alternatives to conventional needles.

Third, with the drug market becoming increasingly competitive, several vital drugs are now available from numerous suppliers. For example, insulin is offered through Lilly, Novo-Nordisk, Aventis and others. In this aggressive market, the drug's only distinguishing feature is its delivery device. To stay competitive, these companies must now continually seek innovation in drug delivery, either through their own efforts or through partnerships.

Fourth, while transdermal patches have been popular for drugs such as nicotine, scopolamine, fentanyl, and for hormone replacement therapy, they have several recognized limitations. Most of these limitations can be overcome by our unique transdermal gel technology.

Finally, patients are growing less willing to tolerate treatment therapies that impinge on their quality of life. They continue to want less invasive and more convenient options, especially for managing long-term therapies or chronic medical conditions.

All of these factors bode well for the future of Antares Pharma. Our core product platforms address all of these concerns—and set us apart as a leader with the technological capabilities to answer today's most pressing drug delivery needs.



"I bought a second Medi-Jector VISION® for my daughter, Alyson. I wanted her to have a back-up so she'll never have to be without the device. She's in theater, and the Medi-Jector® has made such a difference in simplifying her life and helping to control her diabetes. We would highly recommend it to anyone."

A.T. (7/03/01)

Needle-free technology

Antares Pharma was a pioneer in the development of needle-free injectors for personal use, and we have remained a leader as this technology has evolved. New evidence suggests there may even be therapeutic advantages for needle-free insulin delivery. In a recent study[1] involving patients with diabetes, needle-free systems appeared to reduce blood glucose fluctuations after meals more effectively than conventional needle and syringe delivery. If these results are confirmed, it could further increase the value of our needle-free technology — a platform in which we hold a definite leadership position.

Mini-needle technology

Antares Pharma has the most advanced mini-needle technology in the industry. As our proprietary mini-needle system nears finished development, it will open opportunities to deliver larger dosage volumes or higher viscosity solutions than can be delivered with needle-free systems. Besides providing improved patient comfort, our mini-needle system addresses other key industry issues. A retractable collar locks into place after injection to facilitate safe disposal. The accuracy and reliability of this technology makes it ideal for therapies where assured delivery is a concern.

Transdermal gels

Our gels offer a cosmetically elegant, cost-effective, alternative to transdermal patches — delivering drugs more efficiently and with the potential for less skin irritation. We believe the pharmaceutical industry clearly recognizes the advantages of our transdermal gel platform, and we see great growth potential as we build on our leadership in this field.

Depot drug delivery

In addition to our three major platforms, we're working on a unique depot drug delivery system that combines our gel technology with a mini-needle or needle-free device. Once the gel is injected into the subcutaneous tissue, the drug releases slowly over time, subjecting patients to fewer injections. We're excited about the opportunities this combination creates to help pharmaceutical companies add value to their new and existing drugs.

Study performed by Dr. Mark [illegible].

"I can definitely sense an elevated level of excitement among employees. The new leadership has done an excellent job of clearly communicating Antares Pharma's goals and helping each employee understand the critical role we play in achieving them. For me, it's just been very motivating!"



Steve Wills, Sales and Marketing Account Manager
Devices Group

Antares Pharma's product portfolio includes five injector systems and patented transdermal gel technology that can be delivered in elegant unit-dose sachets or in multiple-dose pump dispensers. Our wide array of products distinguishes Antares Pharma from its competitors by giving pharmaceutical companies more choices for matching the right delivery solution to the specific dosage size, container requirements and cost parameters of a particular drug or therapy.

Medi-Jector VISION® Reusable needle-free injector

Our flagship Medi-Jector VISION® system is used worldwide to deliver insulin and is used throughout Europe and Asia to deliver human growth hormone. Now in its seventh generation, it is more effective and easier to use than ever. Research suggests that, 70-80% of patients would choose needle-free technology over other injection systems. Partnering with a major insulin manufacturer, we believe we can build this technology into a preferred insulin delivery system. Our ongoing partnership with Ferring Pharmaceuticals validates this philosophy. Ferring continues to advance its market position by using our needle-free injectors to distinguish its products from the competition.

Disposable, pre-filled needle-free injector

Designed for compatibility with existing filling lines, this single-shot device makes needle-free technology affordable for more short-term treatments like pain management, migraines or allergic reactions. The unique design features a gas-powered injection system and innovative plastics that facilitate improved drug shelf life. This device will enter clinical effectiveness studies in early 2002. We will then seek partners with pharmaceutical drugs that would benefit from this technology to collaborate with us on the remaining stages of the device development.



Our growing product line offers solutions for a broader range of pharmaceutical needs

Pen-sized, reusable needle-free injector

The next generation in reusable needle-free technology, this compact, pen-sized injector offers patients unparalleled discretion and convenience. Designed for use with traditional drug cartridges, it can be easily used by pharmaceutical companies to offer needle-free delivery of a wide variety of drugs. During 2001, we completed work on advanced prototypes that will enter clinical evaluation in 2002.

Pre-filled, single-use mini-needle injector

Filling a gap between needle-free technology and traditional needles, our mini-needle device combines a low-energy power source with a very small hidden needle to effectively deliver higher dosage sizes or higher viscosity solutions. The speed and reliability of the injections, combined with the protective collar that shields the needle from view, help patients overcome fear and anxiety over self-injection. Its low-energy power source gives the device an important market advantage in that it can be used with glass cartridges. Our mini-needle device has displayed optimal performance in clinical studies. Early patient acceptance studies have shown favorable response.

Mini-needle vaccine delivery device

A variation of our mini-needle injector, this device can deliver drugs to the dermal layers of the skin, a preferred site for modern vaccine delivery. Current intradermal vaccine delivery systems vary in effectiveness, depending on the skill of the person giving the injection. Our advanced system minimizes this variability while improving patient comfort and eliminating exposed needles in the healthcare environment.

Transdermal gel delivery systems

We offer two unique delivery options for our proprietary transdermal gels. Both can provide increased dosing accuracy and ease of use, especially compared to creams and ointments. Our sachet gel delivery system separates precise amounts of gel in double-sided aluminum packets. With our multi-dose pump dispenser, patients simply push down on the pump to receive an accurate dosage of gel. Our gel technology for hormone replacement therapy products continues to progress in clinical evaluations that will support full marketing approval. And we continue working on gel applications beyond hormones.





COLLABORATIVE PARTNERSHIPS DRIVE OUR GROWTH

Forming long-term partnerships with major pharmaceutical companies continues to be a highly effective strategy for Antares Pharma. It enables us to tailor our technology to match the specific application needs of particular drugs. And the resulting product then has the distribution and marketing support of the pharmaceutical company to quickly gain a dominant presence in new markets.

We recently secured two new license agreements with pharmaceutical companies interested in using our transdermal gel technology to create therapeutic drugs. We've also laid the groundwork for more potentially gainful partnerships. We entered into an evaluation agreement with Eli Lilly and Company, a partnership that could well lead to unprecedented use of our needle-free technology in the U.S. and abroad. We're also excited about our current collaboration with MacroMed, Inc., to create a new depot drug delivery system that would create a less invasive treatment for patients needing long-term therapies.

However, partnering is more than simply establishing a business relationship for a particular product. Our goal is to excel in partnering practices that will ensure that, irrespective of the outcome of a particular project, our partners will seek ways to work with us again. This philosophy, as well as our recent collaborative accomplishments, prove that our partnering strategy is a sound one. We are aggressively pursuing more such relationships to spearhead our growth in 2002.



"Since starting the Medi-Jector VISION® I have felt much more positive about life and about living with diabetes. It is so much better than needles. I no longer cringe and dread my insulin shots. Plus, my blood sugars are much better since I began using my Medi-Jector VISION®."

K.R. (10/18/01)

Recent Collaborative Highlights

- Signed an option and evaluation agreement with Eli Lilly and Company giving it exclusive worldwide rights to our needle-free technology for several products.
- Acquired intellectual property for prefilled needle-free injection technology from Endos Pharma.
- Entered a collaborative partnership with MacroMed, Inc. to develop a depot drug delivery system combining MacroMed's ReGel® sustained release gel technology with our needle-free and mini-needle injection technologies. We're working jointly with MacroMed to support the development and commercialization of this system.
- Completed a licensing agreement with BioSante Pharmaceuticals, Inc., for development and marketing rights to a transdermal gel hormone replacement product to treat female sexual dysfunction.
- Completed a licensing agreement with SciTech Medical Products, Ltd. to develop and market two hormone replacement therapy products in Asian Pacific markets. The products use our unique transdermal gel technology.
- Our licensee, BioSante Pharmaceuticals, Inc., sublicensed the U.S. and Canadian rights for an estrogen and progestogen transdermal hormone replacement gel product to Solvay Pharmaceuticals B.V. This combination product incorporates our advanced Combi Gel™ transdermal gel technology.
- Entered into a non-exclusive evaluation agreement with a U.S. company for our Easy-Tec™ fast-dissolve oral drug delivery technology. Evaluation studies will determine their interest in acquiring the Easy-Tec™ technology.
- Announced preliminary results from a study by Dr. Mario Velussi indicating therapeutic advantages to receiving insulin through needle-free systems compared to conventional needle and syringe delivery.

"I feel very positive about the future of Antares Pharma. We have a highly qualified group of experts on both sides of the Atlantic Ocean and an excellent platform that's already starting to attract great interest from the pharmaceutical community."


antares

Ernst Gutzwiller, Patents and Human Resources Manager
Formulations Group

Our Guiding Principles

- Upholding the highest standards of ethics and integrity is essential in all that we do.
- We will not discriminate in the treatment of people anywhere on the basis of gender, nationality, beliefs, age or sexual orientation.
- We will build an environment that encourages trust and honesty between all Antares Pharma employees.
- We will value our diversity, respect our differences, learn from each other and leverage our core capabilities to bring value to our partners and ourselves.
- We will be committed to work as a team for the defined goals of our business.
- We will know our individual responsibilities and honor our commitments.
- We will strive for excellence in all we do. What we do today will not meet our standards of tomorrow.
- We will celebrate our successes together, and together we will also share and learn from our failures.
- We will constructively challenge ideas but will fully commit once a direction has been defined.
- We will do all that we can to surpass our partners' expectations.









Board of Directors

Dr. Jacques Gonella
Chairman of the Board

Franklin Pass, M.D.
Vice Chairman of the Board

Roger G. Harrison, Ph.D.
Chief Executive Officer and President

James L. Clark
Principal Officer
Pharma Delivery Systems

Prof. Ubaldo Conte
Head, Post-Graduate School in
Industrial Pharmacy
Pavia University

Dr. Philippe Dro
Managing Director
Ascent Limited

Kenneth Evenstad
Chairman and Chief Executive Officer
Upsher-Smith Laboratories

Dr. Thomas Rinderknecht
Partner, Law firm of
Rinderknecht Klein & Stadelhofer

Jacques F. Rejeange
Chairman of the Board
NMT Management AG

John S. Gogol
Independent Financial Consultant

Committee Assignments

Audit Committee

Kenneth Evenstad
Dr. Philippe Dro
Dr. Thomas Rinderknecht

Compensation Committee

James Clark
Dr. Jacques Gonella
Dr. Thomas Rinderknecht

Management

Roger G. Harrison, Ph.D.
Chief Executive Officer and President
Member of the Board of Directors

Lawrence M. Christian
Chief Financial Officer, Vice President -
Finance, and Secretary

Peter L. Sadowski, Ph.D.
Vice President - Devices Group

Dario Carrara, Ph.D.
Managing Director -- Swiss Operations

Independent Certified Public Accountants

KPMG LLP
Minneapolis, Minnesota

Corporate Counsel

Leonard, Street and Deinard
Minneapolis, Minnesota

Market for Securities

The Company's common stock trades on the NASDAQ SmallCap Market under the symbol ANTR.

antares
pharma

Corporate Headquarters
ANTARES PHARMA, INC.
707 Eagleview Boulevard, Suite 414
Exton, PA 19341
United States of America
Tel.: +1 (610) 458 6200
Fax: +1 (610) 458 0756

U.S.A - Devices Group
ANTARES PHARMA, INC.
161 Cheshire Lane, Suite 100
Minneapolis, MN 55441
United States of America
Tel.: +1 (763) 475 7700
Fax: +1 (763) 476 1009

Europe - Formulations Group
ANTARES PHARMA AG
Gewerbestrasse 18
4123 Allschwil
Switzerland
Tel.: +41 (0)61 486 4141
Fax: +41 (0)61 486 4142

www.antarespharma.com